NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07078922

October 2, 2007

P.E 8-20-07

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/2/2007

Re: JPMorgan Chase & Co.
Incoming letter dated August 20, 2007

Dear Mr. Horan:

This is in response to your letter dated August 20, 2007 concerning the shareholder proposal submitted to JPMorgan Chase by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

August 20, 2007

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: John Jennings Crapo

Ladies and Gentlemen:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2008 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by John Jennings Crapo (the "Proponent"), by letter dated May 18, 2007, and received by the Company on May 23, 2007 (the "Proposal"). A copy of the Proposal and our Notification Letter below are attached hereto as Exhibits A and B respectively.

The Company intends to omit the proposal in its Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f). Rule 14a-8(d) provides that a proposal and accompanying supporting statement together may not exceed 500 words. Pursuant to Rule 14a-8(f), the Company notified the Proponent in a letter sent via United States Postal Service Express Mail on June 1, 2007 (our "Notification Letter"), that his Proposal exceeded the 500-word limit and would be excluded from the Proxy Materials unless he corrected this deficiency with his response postmarked, or transmitted electronically, no later than 14 calendar days from the date he received our Notification Letter. The Company has not received a response from the Proponent.

Our 2008 Annual Meeting of Stockholders is scheduled to be held on May 20, 2008, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2008. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying him of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to cfletters@sec.gov in compliance with the instructions found at the SEC's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

The Company respectfully requests the SEC to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials due to the Proponent's failure to meet the eligibility requirement set forth in Rule 14a-8(d). Should the SEC not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,



Anthony J. Horan
Corporate Secretary

cc: Mr. John Jennings Crapo
P.O. Box 400151
Cambridge MA 02140-0002

#424082

Exhibit A

JOHN JENNINGS CRAPO PROPOSAL

Attached hereto as PDF file

Exhibit B

NOTIFICATION LETTER
and
MAIL RECEIPTS VERIFYING DELIVERY

Attached hereto as PDF file

JOHN J. CRAPO, Homeless JP MORGAN
Chase and Company INC Shareholder
et cetera
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of seven (07) pages printed on (01) side reverse Blank

Via Certified mail with priority svc return receipt requested May 18th 2007

JP MORGAN CHASE AND COMPANY
Attention please
MSTR ANTHONY P. HORAN, ESQUIRE
CORPORATION Secretary OR SUCCESSOR to said secretary. # SCI
270 PARK Avenue New York City NY

Submission my shareholder proposal to JP Morgan CHASE and Company for the forthcoming meetings proxies and shareholders as assembled stockholder meeting said corporation meeting next after the annual meeting of shareholders for the calendar year 2007

Dear Mstr Secretary
I've had OWNership of record OWNership of JP Morgan chase & Co. shares long time & market value said shares well above the threshold for introduction of shareholder which I plan to present at stockholder meeting in question also I've had shares beneficially IN IRA long time
i've presented shareholder proposals long time at a variety of National and Regionally publicated publicly held corporations & other companies long time. I'M Well KNOWN to the Securities AND EXCHANGE COMMISSION as the

More

Shareholder Crapo to JP Morgan Chase & Co
18 May 2007, SEC is known
shareholder proposal submission is
to be introduced into Proxy Statement
and to be presented by MR CRAPO who
doesn't plan to divest any of his
shares until closing of said meeting.

Shareholder proposal

It is requested that the JP MORGAN
CHASE AND COMPANY ("Registrant") BOARD
OF DIRECTORS ("BOARD") PROVIDE US
WITH a complete report in Proxy
Statement which takes place Next
FOLLOWING CONCERNING the thinking
of the BOARD, collectively, and it's
Members individually how payees
are selected, continued, and terminated
of various kinds of PAYMENT to
customers, Stockholders, other persons
of funds Routed to them by all
SOURCES OF the REGISTRANT

SUPPORTING STATE
shareholder proponent doesn't wish
to interfere in ordinary business of
the registrant. He has submitted,
introduced, presented shareholder
proposals to NUMEROUS publicly
held companies AND IS SINCERE IN
his objections in cooperating with
the SEC in fact has a long history

MORE

p. three (03) of seven (07) pages
shareholder proposal to JP Morgan Chase & Co
18 May 2007

of Cooperation with the Commission

6:13PM interruption I had 5:56PM
Boston (MA) Fire Department Motor Vehicle Plate
Ladder 24 here. Lower area business
-es proceeded interrupted by disturbances
19 MAY 2007

Proponent has ordinary business
with registrant. Has credit card which
was transferred from another bank
which was having troubles during the
banking crisis of 1980's & early 1990's. Sale
of it apparently saved that bank
from liquidation from the faulty
real estate loans. Proponent was
good customer a difficult period for
proponent. He had part time job at an
important corporation law library where the
chief executive officer of a corporation
that liquidated had moved to as
chief financial officer prior to his
former employer's liquidation. Proponent
was disappointed by the failure and
experienced unpleasant job troubles
from that, and the courts at state and
national failed help him. Proponent
is an excellent of the registrant

MORE

Page four (04) of seven (07) pages
Shareholder Crapo to J P Morgan Chase & Co
18 May 2007

There are compelling stockholder be informed completely of the thinking of the Board re: fiduciary matters BOARD Establish Registrant's policies

Proponent himself is a terminated LCNSD CERT SCL Wrkr, and lives much of the time in a homeless men's shelter at Boston MA with a maximum census of four hundred (400) persons, AND has paucity of information has to how payees of various sources of funding is made. Often he's a victim or perceived [illegible] by Staff, Management, Neighborhood people & others as well as inhabitants of homeless & other such facilities the population are homeless, drug abusers, alcoholics, chronic smokers, unemployed, persons of questionable Right to be in America and other such persons who intimidate the US armed forces and make seditious gestures towards the United States of America, it's President & Vice President, the Chief Justice of the USA, etcetera and others in authority

More

Page five (05) of seven (07) pages
Shareholder Proposal JP Morgan Chase & Co 18 May 2007

Proponent know very little of the qualifications said place, it's President Board Chairperson & others, Directors, personnel

This is an overall question for Stockholders JP Morgan Chase & Co Morgan Guaranty Trust Co is a big bank as is Chase Manhattan AND information complete on how the Corporation's Directors decide who gets the FUNDS is relevant to all Stockholders and who decides how money is spent

PINE Street INN is important it's one (01) of many of that kind around the Globe

Proponent carries a heavy load AND has medical trouble, is weeks away from being seventy (70) years OF AGE but inspite those disappointment believes America is a great country, AND JUST recently was telling some using same Locker bench of his climbing Mount Madison with a dog called OSCAR. Mister Madison was principal author of the Federalist

more

Papers & of course was as President (USA) but proponent became a victim of serious harassment because he said what Mr Madison said in description "It was like a highway man with a pistol demanding a purse..." During the period of Mstr Madison's service as Secretary of State (USA) this country successful in defeating the Barbary Pirates. Mstr Madison is remembered along with many others when we hear sung "to the shores of Tripoli..." our central government was weak during that period a statement that was our central government, circumstances dictated how it thought as I check spelling of an inventor's name & his dates my attention directs itself to I can't find my glasses and the people around my locker who harass my who fail to permit me to recover from my troubles. AND FAIL to stop Being annoying ends reasons for shareholder proposal Briefly I state

Enclosed I call to your attention my copies of my letters of May 19th 2007 via certified mail return

more

Page seven (07) seven pages
Shareholder Crapo to J P
Morgan Chase & Co 18 May 2007

recent requests to the Human Resources
Division of the Executive Office of
Administration & Finance of the
State of Massachusetts at the John
JOHN W McCormack State Building.
and to the Commission. Discouraging
and unpleasant that is the troubles
that surround the proposal. But
proponent is unconvinced that it is
a matter of No interest to other
Shareholders. Bullying, coercion, intimidat
ion, extortion and other things No
Stockholder should have to encounter
When asserting his/her lawful rights
under the US Constitution, it's laws, to
Fail to cite these things is a Violation
of Commission laws, rules and
regulations

Sincerely & briefly

John [illegible] Crapo,
PRO SE
[illegible]

Enclosures

Black workers file bias suit against Bank of America

By Ross Kerber
GLOBE STAFF

Bank of America Corp. discriminated against African-American employees by steering them to poorer clients and territories, five current and former employees alleged in a lawsuit filed in US District Court in Boston yesterday.

The plaintiffs worked mainly in the Atlanta offices of the bank's Banc of America Investment Services Inc. division, which is run from Boston and is part of the bank's Global Wealth and Investment Management division here.

A Bank of America spokeswoman said the bank intends to "vigorously defend against the claims in the lawsuit."

"Bank of America has a strong track record of hiring and developing associates. We have been recognized for our success in creating and supporting a diverse and inclusive workplace. Our company does not tolerate discrimination. We intend to vigorously defend against the claims made in this lawsuit," she said.

The complaint offers an unusual criticism of the bank which, like other

BANK OF AMERICA, Page C11

Bank of America in worker bias suit

▸ BANK OF AMERICA
Continued from Page C10

large financial institutions, has done much to stress its community ties and contributions to local causes nationwide.

But the suit, which seeks class-action status, alleges that many African-American employees in the bank and its investment division were largely partnered only with others of the same race and were disproportionately sent "to sales territories which are largely minority and/or low net worth. This practice has significantly and adversely impacted the job success, career, and income of plaintiffs and the class," the suit states, and also makes reference to "subjective decision-making by a predominantly Caucasian management structure."

When plaintiffs complained, they were told that many of the bank's clients "are more 'comfortable' dealing with sales professionals of their own race," the suit states.

Bank of America is based in Charlotte, N.C., but relocated wealth management to Boston following its acquisition of FleetBoston Financial Corp. for $48 billion in 2004.

Four of the plaintiffs worked at least for a time in the bank's Atlanta offices while a fifth worked in a bank office in Clayton, Mo. In all, the bank has about 3,000 financial advisers and 4,400 banking advisers, known as "premier bankers."

BAC Bank of America Corp.	
YESTERDAY	
Close	$51.28
Change	+$0.15
52-WEEK	
High	$55.08
Low	$45.86

The complaint states the bank tends to partner these two types of advisers together and that their success is measured by the total dollar amounts of client assets they bring in.

Further, it states, the bank tends to assign the minority partnerships to geographic territories made up mainly of minority clients "who are low net worth as compared with the primary non-minority clients in certain other geographic areas," making it harder for the professionals to develop their careers and income.

Conversely, white investment professionals tend to get wealthier sales territories, giving them advantages in developing their own careers.

Only a few mixed-race sales partnerships have been allowed by the bank, on a temporary basis, the complaint states, a practice it calls "parking." The practices violated federal and state civil rights laws, states the suit, which seeks unspecified damages and orders to require the bank to change its policies.

Ross Kerber can be reached at kerber@globe.com.

SATURDAY, MAY 19, 2007 THE BOSTON GLOBE

Black workers file bias suit against Bank of America

By Ross Kerber
GLOBE STAFF

Bank of America Corp. discriminated against African-American employees by steering them to poorer clients and territories, five current and former employees alleged in a lawsuit filed in US District Court in Boston yesterday.

The plaintiffs worked mainly in the Atlanta offices of the bank's Banc of America Investment Services Inc. division, which is run from Boston and is part of the bank's Global Wealth and Investment Management division here.

A Bank of America spokeswoman said the bank intends to "vigorously defend against the claims in the lawsuit."

"Bank of America has a strong track record of hiring and developing associates. We have been recognized for our success in creating and supporting a diverse and inclusive workplace. Our company does not tolerate discrimination. We intend to vigorously defend against the claims made in this lawsuit," she said.

The complaint offers an unusual criticism of the bank which, like other

BANK OF AMERICA, Page C11

Bank of America in worker bias suit

▶ BANK OF AMERICA
Continued from Page C10

large financial institutions, has done much to stress its community ties and contributions to local causes nationwide.

But the suit, which seeks class-action status, alleges that many African-American employees in the bank and its investment division were largely partnered only with others of the same race and were disproportionately sent "to sales territories which are largely minority and/or low net worth. This practice has significantly and adversely impacted the job success, career, and income of plaintiffs and the class," the suit states, and also makes reference to "subjective decision-making by a predominantly Caucasian management structure."

When plaintiffs complained, they were told that many of the bank's clients "are more 'comfortable' dealing with sales professionals of their own race," the suit states.

Bank of America is based in Charlotte, N.C., but relocated wealth management to Boston following its acquisition of FleetBoston Financial Corp. for $48 billion in 2004.

Four of the plaintiffs worked at least for a time in the bank's Atlanta offices while a fifth worked in a bank office in Clayton, Mo. In all, the bank has about 3,000 financial advisers and 4,400 banking advisers, known as "premier bankers."

...BAC... Bank of America Corp.	
YESTERDAY	
Close	$51.20
Change	+$0.15
52-WEEK	
High	$55.08
Low	$45.86

The complaint states the bank tends to partner these two types of advisers together and that their success is measured by the total dollar amounts of client assets they bring in.

Further, it states, the bank tends to assign the minority partnerships to geographic territories made up mainly of minority clients who are low net worth as compared with the primary nonminority clients in certain other geographic areas, making it harder for the professionals to develop their careers and income.

Conversely, white investment professionals tend to get wealthier sales territories, giving them advantages in developing their own careers.

Only a few mixed-race sales partnerships have been allowed by the bank, on a temporary basis, the complaint states, a practice it calls "parking." The practices violated federal and state civil rights laws, states the suit, which seeks unspecified damages and orders to require the bank to change its policies.

Ross Kerber can be reached at kerber@globe.com.

Black workers file bias suit against Bank of America

By Ross Kerber
GLOBE STAFF

Bank of America Corp. discriminated against African-American employees by steering them to poorer clients and territories, five current and former employees alleged in a lawsuit filed in US District Court in Boston yesterday.

The plaintiffs worked mainly in the Atlanta offices of the bank's Banc of America Investment Services Inc. division, which is run from Boston and is part of the bank's Global Wealth and Investment Management division here.

A Bank of America spokeswoman said the bank intends to "vigorously defend against the claims in the lawsuit."

"Bank of America has a strong track record of hiring and developing associates. We have been recognized for our success in creating and supporting a diverse and inclusive workplace. Our company does not tolerate discrimination. We intend to vigorously defend against the claims made in this lawsuit," she said.

The complaint offers an unusual criticism of the bank which, like other

BANK OF AMERICA, Page C11

Bank of America in worker bias suit

▶ BANK OF AMERICA
Continued from Page C10

large financial institutions, has done much to stress its community ties and contributions to local causes nationwide.

But the suit, which seeks class-action status, alleges that many African-American employees in the bank and its investment division were largely partnered only with others of the same race and were disproportionately sent "to sales territories which are largely minority and/or low net worth. This practice has significantly and adversely impacted the job success, career, and income of plaintiffs and the class," the suit states, and also makes reference to "subjective decision-making by a predominantly Caucasian management structure."

When plaintiffs complained, they were told that many of the bank's clients "are more 'comfortable' dealing with sales professionals of their own race," the suit states.

Bank of America is based in Charlotte, N.C., but relocated wealth management to Boston following its acquisition of FleetBoston Financial Corp. for $48 billion in 2004.

Four of the plaintiffs worked at least for a time in the bank's Atlanta offices while a fifth worked in a bank office in Clayton, Mo. In all, the bank has about 3,000 financial advisers and 4,400 banking advisers, known as "premier bankers."

BAC Bank of America Corp.	
YESTERDAY	
Close	$51.28
Change	+$0.15
52-WEEK	
High	$55.08
Low	$45.86

The complaint states the bank tends to partner these two types of advisers together and that their success is measured by the total dollar amounts of client assets they bring in.

Further, it states, the bank tends to assign the minority partnerships to geographic territories made up mainly of minority clients, "who are low net worth as compared with the primary non-minority clients in certain other geographic areas," making it harder for the professionals to develop their careers and income.

Conversely, white investment professionals tend to get wealthier sales territories, giving them advantages in developing their own careers.

Only a few mixed-race sales partnerships have been allowed by the bank, on a temporary basis, the complaint states, a practice it calls "parking." The practices violate federal and state civil rights laws, states the suit, which seeks unspecified damages and orders to require the bank to change its policies.

Ross Kerber can be reached at kerber@globe.com.

COPY

485

SATURDAY, MAY 19, 2007 THE BOSTON GLOBE

Black workers file bias suit against Bank of America

J. J. CRAPO BAKY America Humans

By Ross Kerber S hareholders
GLOBE STAFF

Bank of America Corp. discriminated against African-American employees by steering them to poorer clients and territories, five current and former employees alleged in a lawsuit filed in US District Court in Boston yesterday.

The plaintiffs worked mainly in the Atlanta offices of the bank's Banc of America Investment Services Inc. division, which is run from Boston and is part of the bank's Global Wealth and Investment Management division here.

A Bank of America spokeswoman said the bank intends to "vigorously defend against the claims in the lawsuit."

"Bank of America has a strong track record of hiring and developing associates. We have been recognized for our success in creating and supporting a diverse and inclusive workplace. Our company does not tolerate discrimination. We intend to vigorously defend against the claims made in this lawsuit," she said.

The complaint offers an unusual criticism of the bank which, like other

BANK OF AMERICA, Page C11

Bank of America in worker bias suit

JOHN J. CRAPO Bank America Home Loans

▶ BANK OF AMERICA
Continued from Page C10

large financial institutions, has done much to stress its community ties and contributions to local causes nationwide.

But the suit, which seeks class-action status, alleges that many African-American employees in the bank and its investment division were largely partnered only with others of the same race and were disproportionately sent "to sales territories which are largely minority and/or low net worth. This practice has significantly and adversely impacted the job success, career, and income of plaintiffs and the class," the suit states, and also makes reference to "subjective decision-making by a predominantly Caucasian management structure."

When plaintiffs complained, they were told that many of the bank's clients "are more 'comfortable' dealing with sales professionals of their own race," the suit states.

Bank of America is based in Charlotte, N.C., but relocated wealth management to Boston following its acquisition of FleetBoston Financial Corp. for $48 billion in 2004.

Four of the plaintiffs worked at least for a time in the bank's Atlanta offices while a fifth worked in a bank office in Clayton, Mo. In all, the bank has about 3,000 financial advisers and 4,400 banking advisers, known as "premier bankers."

BAC Bank of America Corp.	
YESTERDAY	
Close	$51.28
Change	+$0.15
52-WEEK	
High	$55.08
Low	$45.66

The complaint states the bank tends to partner these two types of advisers together and that their success is measured by the total dollar amounts of client assets they bring in.

Further, it states, the bank tends to assign the minority partnerships to geographic territories made up mainly of minority clients, "who are low net worth as compared with the primary non-minority clients in certain other geographic areas," making it harder for the professionals to develop their careers and income.

Conversely, white investment professionals tend to get wealthier sales territories, giving them advantages in developing their own careers.

Only a few mixed-race sales partnerships have been allowed by the bank, on a temporary basis, the complaint states, a practice it calls "parking." The practices violated federal and state civil rights laws, states the suit, which seeks unspecified damages and orders to require the bank to change its policies.

Ross Kerber can be reached at kerber@globe.com.

Ross Shareholder.

Black workers file bias suit against Bank of America

By Ross Kerber
GLOBE STAFF

Bank of America Corp. discriminated against African-American employees by steering them to poorer clients and territories, five current and former employees alleged in a lawsuit filed in US District Court in Boston yesterday.

The plaintiffs worked mainly in the Atlanta offices of the bank's Banc of America Investment Services Inc. division, which is run from Boston and is part of the bank's Global Wealth and Investment Management division here.

A Bank of America spokeswoman said the bank intends to "vigorously defend against the claims in the lawsuit."

"Bank of America has a strong track record of hiring and developing associates. We have been recognized for our success in creating and supporting a diverse and inclusive workplace. Our company does not tolerate discrimination. We intend to vigorously defend against the claims made in this lawsuit," she said.

The complaint offers an unusual criticism of the bank which, like other

BANK OF AMERICA, Page C11

Bank of America in worker bias suit

▶ BANK OF AMERICA
Continued from Page C10

large financial institutions, has done much to stress its community ties and contributions to local causes nationwide.

But the suit, which seeks class-action status, alleges that many African-American employees in the bank and its investment division were largely partnered only with others of the same race and were disproportionately sent "to sales territories which are largely minority and/or low net worth. This practice has significantly and adversely impacted the job success, career, and income of plaintiffs and the class," the suit states, and also makes reference to "subjective decision-making by a predominantly Caucasian management structure."

When plaintiffs complained, they were told that many of the bank's clients "are more 'comfortable' dealing with sales professionals of their own race," the suit states.

Bank of America is based in Charlotte, N.C., but relocated wealth management to Boston following its acquisition of FleetBoston Financial Corp. for $48 billion in 2004.

Four of the plaintiffs worked at least for a time in the bank's Atlanta offices while a fifth worked in a bank office in Clayton, Mo. In all, the bank has about 3,000 financial advisers and 4,400 banking advisers, known as "premier bankers."

BAC
Bank of America Corp.

YESTERDAY	
Close	$51.28
Change	+$0.15
52-WEEK	
High	$55.08
Low	$45.86

The complaint states the bank tends to partner these two types of advisers together and that their success is measured by the total dollar amounts of client assets they bring in.

Further, it states, the bank tends to assign the minority partnerships to geographic territories made up mainly of minority clients "who are low net worth as compared with the primary non-minority clients in certain other geographic areas," making it harder for the professionals to develop their careers and income.

Conversely, white investment professionals tend to get wealthier sales territories, giving them advantages in developing their own careers.

Only a few mixed-race sales partnerships have been allowed by the bank, on a temporary basis, the complaint states, a practice it calls "parking." The practices violated federal and state civil rights laws, states the suit, which seeks unspecified damages and orders to require the bank to change its policies.

Ross Kerber can be reached at kerber@globe.com.

14

COPY

PORTER SQUARE POST OFFICE
CAMBRIDGE, Massachusetts
[illegible]
2407880140-0098
[illegible]/18/2007 (617)876-5599 08:12:17 AM

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
USPS EP #10 Env - RP	1	$1.99	$1.99

Total: J. J. CRAPO PRO SE $1.99

Paid by: JJC
MasterCard $1.99
Account #: XXXXXXXXXXXX0483
Approval #: 062206
Transaction #: 49
23902880301

Order stamps at USPS.com/shop or call 1-800-Stamp24. Go to USPS.com/clicknship to print shipping labels with postage. For other information call 1-800-ASK-USPS.

Bill#:1000200218351
Clerk:08

All sales final on stamps and postage.
Refunds for guaranteed services only.
Thank you for your business.

Customer Copy

34

J. J. CRAPO

RECEIPT
05/18/2007 09:55 AM
PRO **MBTA** SF
Porter JJC/JJC
FVM 202086
CREDIT CARD SALE
CARD: 5810
AUTH # : 018993
BANK REF#: 6092
SALES AMT: $0.60
Trans. no.: 26374
Senior ID
005 - 105031087
Number of Tickets:1
For Customer Service
call 617-222-3200

COPY

RECEIPT
05/19/2007 08:27 AM
MBTA
Porter J.J. CRAPO
FVM 201125
CASH SALE
SALES AMT $0.60
AMT TENDERED: $0.60
CHANGE $0.00
Transact #: 78799
Senior ID
005 - 105031087
Number of Tickets:1
For Customer Service
call 617-222-3200

COPY

J.J. CRAPO

CAPITOL
COFFEE HOUSE
BOWDOIN ST 227-4865
DATE 05.18.'07 FRI
Sen Citizen

DEPT.12 X1	$2.75
DEPT.12 X1	$2.80
TAX1 AMT	$0.28
TOTAL	$5.83
CASH	$5.83
BETTY	NO.000257
TIME 13:27	0000

JJC/JJC

COPY COPY

RECEIPT
05/19/2007 07:18 AM
MBTA crapo
Charles/MGH
FVM 202196
CREDIT CARD SALE
CARD: 5810
AUTH # : 019204
BANK REF#: 5250
SALES AMT: $0.60
Trans. no 2742
Senior ID
005 - 105031087
Number of Tickets 1
For Customer Service
call 617-222-3200

4

HARVARD SQUARE POSTAL STORE
CAMBRIDGE, Massachusetts
02138574[illegible]

2407980138-00[illegible]
05/19/2007 (617)876-9280 0[illegible]

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
Utility Mailer 10.5x18-RP	1	$0.99	$0.[illegible]
Utility Mailer 10.5x18-RP	1	$0.99	$0.99
Utility Mailer 10.5x18-RP	1	$0.99	$0.99
Utility Mailer 10.5x18-RP	1	$0.99	$0.99

Total: $3.96

J. J. CRAPO
PRO SE
JJC/jk

Paid by:
MasterCard $3.96
Account #: XXXXXXXXXXXX0463
Approval #: 083451
Transaction #: 333
23902880285

COPY

Order stamps at USPS.com/shop or call 1-800-Stamp24. Go to USPS.com/clicknship to print shipping labels with postage. For other information call 1-800-ASK-USPS.

Bill#:1000600166738
Clerk:10

All sales final on stamps and postage.
Refunds for guaranteed services only.
Thank you for your business.

Customer Copy

4

PORTER SQUARE POST OFFICE
CAMBRIDGE, Massachusetts
021409998
2407980140-0098
05/19/2007 (617)876-5599 07:54:34 AM

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
USPS [illegible] Mlr 6.5X12 -RP	1	$1.59	$1.59

J. J. CRAPO.

Mail Pickup Delivered
Label #:7004116000714268638
# of Mail Pieces : 1
Mail Pickup Date: 05/19/2007 07:51 AM

Total: $1.59

Paid by:
MasterCard $1.59
Account #: XXXXXXXXXXXX0463
Approval #: 027389
Transaction #: 228
23902880301

COPY

Order stamps at USPS.com/shop or call 1-800-Stamp24. Go to USPS.com/clicknship to print shipping labels with postage. For other information call 1-800-ASK-USPS.

Bill#:1000400253034
Clerk:10

All sales final on stamps and postage.
Refunds for guaranteed services only.
Thank you for your business.

Customer Copy

SECTION A

TABLE OF CONTENTS
SHAREHOLDER
J.J. CRAPO. PRO SE
Homeless
Terminated LCNSD
CERT. SCL WRKR

to EXON MOBIL
PROCESSING Center
35PPS
1 etc 35
(o 35 pp
printed one (01)
Side reverse
Blanco

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Senior ID

JOHN
CRAPO

Expires: 03/12/2011
5 - 105031087

SECTION B

Shareholder CRAPO to JPMORGAN CHASE
AND Company
1 etc 5 (o five pp)
printed one (01) side reverse Blanko
Corporation "...IN WORKER bias suit

SECTION C
1 etc OF four (04) pages
USPO receipts
Harvard COOPERATIVE SOCIETY
MBTA receipts

#30#

JJC/JJC





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SENDER: *COMPLETE THIS SECTION*	*COMPLETE THIS SECTION ON DELIVERY*
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PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

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IMPORTANT: Save this receipt and present it when making an inquiry. Internet access to delivery information is not available on mail addressed to APOs and FPOs.

COPY

From: J.J. CRAPO. Homeless
TERMINATED LCSW
SENIOR CITIZEN
PO BOX 400151
CAMBRIDGE MA 02140-0002

melass

51

02140-0002

CERTIFIED MAIL

7006 0100 0000 0519 2948

7006 0100 0000 0519 2948


U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only, No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com
OFFICIAL USE

Postage	$
Certified Fee	
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Total Postage & Fees	$

Postmark Here

Sent To: EXON MOBIL PROCESSING CENTER
Street, Apt. No.; or PO Box No.: PO BOX 6230
City, State, ZIP+4: SIOUX FALLS SD 57117-9794

PS Form 3800, June 2002 — See Reverse for Instructions

COPY

RETURNE RECEIPT REQUESTED

To: EXON MOBIL PROCESSING CENTER

PROCESSING. PROCESSING CENTER

(3)(35)

435

From: J.J. CRAPO. Homeless
TERMINATED LCSW
SENIOR CITIZEN
PO Box 400151
CAMBRIDGE MA 02140-0002



CERTIFIED MAIL
7006 0100 0000 0519 2948
7006 0100 0000 0519 2948

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com
OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: EXON MOBIL PROCESSING CENTER
Street, Apt. No.; or PO Box No. PO BOX 6230
City, State, ZIP+4 SIOUX FALLS SD 57117-9794
PS Form 3800, June 2002 See Reverse for Instructions

RETURNE RECEIPT REQUESTED

To: EXON MOBIL PROCESSING
PROCESSING. PROCESSING
PO Box 6230
SIOUX
SIOUX FALLS SD 5711

ReadyPost.

(5) (35)

TES
VICE

$.99
UTILITY MAILER

COPY


CAMBRIDGE MA HARVARD SQ PO


01051
00051 30001 7

1PJE1051 • AIC-089
Product Code 93130001
www.usps.com
A product of the United States Postal Service ®
MADE IN THE U.S.A.

635

From: J.J. CRAPO, HOMELESS SENIOR CITIZEN, TERMINATED LCSW
PO BOX 400151
CAMBRIDGE MA
02140-0002

1

COPY

SENDER: COMPLETE THIS SECTION

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- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: EXON MOBIL PROCESSING CENTER
PO BOX 6230
SIOUX FALLS
SD 57117-9794

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
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4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7006 0100 0000 0519 3457

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

(7) (35)

om: J.J. CRAPO, HOMELESS SENIOR CITIZEN, TERMINATED LCSW
PO BOX 400151
CAMBRIDGE MA
02140-0002



CERTIFIED MAIL



7006 0100 0000 0519 3457
7006 0100 0000 0519 3457

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
For delivery information visit our website at www.usps.com
OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: EXON MOBIL PROCESSING CENTER
Street, Apt. No.; or PO Box No.: PO BOX 6230
City, State, ZIP+4: SIOUX FALLS SD 57117-9794

PS Form 3800, June 2002 See Reverse for Instructions

REQUESTED

To: EXON MOBIL
PROCESSING CENTER
PO Box 6230
SIOUX FALLS SD 57117-9

ReadyPost.

Utility Mailer

835

From: J.J. CRAPO, HOMELESS SENIOR CITIZEN, TERMINATED LCSW
PO BOX 400151
CAMBRIDGE MA
02140-0002


COPY



CERTIFIED MAIL

7006 0100 0000 0519 3457

7006 0100 0000 0519 3457

U.S. CERTIFIED MAIL RECEIPT (Domestic ...)

Certified Mail Provides:

RETURN RECEIPT REQUESTED

To: EXON MOBIL
PROCESSING CENTER
PO Box 6230
SIOUX FALLS SD 57

935

LESS SENIOR
ED

015/

NA

PS Form 3800, June 2002 (Reverse)

...ipt and present it when making an inquiry.
...information is not available on mail

Post.

iler

COPY

RETURN RECEIPT REQUESTED

To: EXON MOBIL

PROCESSING CENTER

PO Box 6230

SIOUX FALLS SD 57117-9794

LESS SENIOR
ED

)IS/



PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE
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7006 0100 0000 0519 3457

7006 0100 0000 0519 3457

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For delivery information visit our website at www.usps.com

Postage	$
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Total Postage & Fees	$

Postmark Here

Sent To: EXON MOBIL PROCESSING CENTER
Street, Apt. No.; or PO Box No.: PO BOX 6230
City, State, ZIP+4: SIOUX FALLS SD 57117-9794

PS Form 3800, June 2002 — See Reverse for Instructions

REQUESTED

To: EXON MOBIL
PROCESSING CENTER
PO Box 6230
SIOUX FALLS SD 57117-9794

Post.

iler

10 35

de dimension)

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Product Code 93130001
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(12)(35)

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

J. J. CRAPO. Homeless Terminator
LCSW
SENIOR Citizen
PO Box 400151
CAMBRIDGE MA 02140-0002

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

J. J. CRAPO. Homeless Terminator,
ED LCSW
SENIOR CITIZEN
PO Box 400151
CAMBRIDGE MA 02140-0002

00490723

PRE-APPROVED APPLICATION FORM

Dear Exon Mobil to cooperate with you I enclose & call to your attention the objections of 11th May 2007 fifteen (15) to my shareholder proposal of Bank of America please see page eight (08) & Bank of America filing enclosed

This Offer Expires 6/15/2007

444689855340279

JOHN J CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

If the primary address on this offer is a P.O. Box, you must write your street address above

Please see reverse side of letter for important Credit Card Information which includes rates, fees and other cost information.

Please print in blue or black ink.

00934 805006 | Date of Birth: 16 1937 | 444 HARRISON AVE

NON NON NON | Work Phone: NON NON NON

By signing below, I certify that I have read the ExxonMobil Credit Card Information and agree to and meet the Terms and Conditions of Offer on the reverse side.

Signature: J. J. Crapo | Today's Date: 19 May 2007

Estimate 30,000

I currently have a Checking Account X Yes No

Savings Account/CDs/Treasury Bills X Yes No

This offer is non-transferable. [remaining fine print largely illegible]

WHAT IS E MAIL ?????? 2

America to the Hon Security and Exchange Commission

COPY

P8174 689855340279 09 80001 6218010

13 35 1 23

00490723

PRE-APPROVED APPLICATION FORM

Dear Exon Mobil to cooperate with you kenclosed call to your attention the objections of 11th May 2007 fifteen (15) to my shareholder proposal of Bank of ✓

This Offer Expires 6/15/2007

44689855340279

JOHN J CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

If the preprinted address on this offer is a P.O. Box, you must write your street address above.

Please see reverse side of letter for important Credit Card Information which includes rates, fees and other cost information.

Please print in blue or black ink.

Social Security Number [redacted] Date of Birth [redacted]

Yes! I'd like an additional card with the following name, so they can enjoy the convenience of an ExxonMobil Card. [redacted]

Home Phone Number [redacted] Work Phone [redacted]

By signing below, I certify that I have read the ExxonMobil Credit Card Information and agree to and meet the Terms and Conditions of Offer on the reverse side.

X [redacted]

Gross Yearly Income $ [redacted]

I currently have a Checking Account: ☒ Yes ☒ No

Savings Accounts/CDs/Treasury Bills: ☒ Yes ☒ No

Email Address [redacted]

This offer is non-transferable. *You may include income other than what you earn at your job. Alimony, child support, or separate maintenance income need not be revealed if you do not wish to have it considered as a basis for repaying this obligation. **Email Address: Include full address with punctuation. Example: jdoe@isp.net. If you provide an email address, we may use it to contact you regarding your account. We may also use your email address to send you information about products and services you might find useful.

America Security AND Exchange Commission ^

P8174 689855340279 09 80001 6218010

COPY

14 35 2 23

00490723

PRE-APPROVED APPLICATION FORM

Dear Exon Mobil
to cooperate with you I enclosed call to your attention please see page signed (08) the objections Bank of America filing enclosed of 11th May 2007 fifthteen (15) to my shareholder proposal of Bank of America

This Offer Expires 6/15/2007

444689855340279

JOHN J CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

If the preprinted address on this offer is a PO Box, you must write your street address above

Please see reverse side of letter for important Credit Card Information which includes rates, fees and other cost information.

Please print in blue or black ink.

Social Security Number: 009 34 8050
Date of Birth: 06 16 1937
Yes! I'd like an additional card with the following name, so they can enjoy the convenience of an ExxonMobil Card: 449 HARRISON AVE

Home Phone Number: NON NON NON
Work Phone: NON NON NON

By signing below, I certify that I have read the ExxonMobil Credit Card Information and agree to and meet the Terms and Conditions of Offer on the reverse side.

Signature: J. J. Crapo
Today's Date: 19 May 2007

Gross Yearly Income: Estimate 30,000

I currently have a Checking Account: X Yes No
Savings Accounts/CDs/Treasury Bills: X Yes No

Email Address: WHAT IS E MAIL 2223222.2

This offer is non-transferable. *You may include income other than what you earn at your job. Alimony, child support, or separate maintenance income need not be revealed if you do not wish to have it considered as a basis for repaying this obligation. **Email Address: Include full address with punctuation (example: jdoe@cai.net). If you provide an email address, we may use it to contact you regarding your account. We may also use your email address to send you information about products and services you might find useful.

America to the attention Security and Exchange Commission

COPY

P8174 689855340279 09 80001 6218010

15 35 3 23

(16)(35)

(4)(23)




First Class Mail
COPY



First Class Mail



First Class Mail















(18)(35) (6)(23)

First Class Mail

COPY

First Class ail







PRE-APPROVED APPLICATION FORM

(X)490723

Dear Exon Mobil to cooperate with you (enclosed call to your attention the objections of 11th May 2007 fifteen (15) to my shareholder proposal of Bank of

This Offer Expires 6/15/2007

444689855340279

JOHN J CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

If the preprinted address on this offer is a P.O. Box, you must write your street address above.

Please see reverse side of letter for important Credit Card Information which includes rates, fees and other cost information.

Please print in blue or black ink.

Social Security Number: 00934 8050
Date of Birth: 06 16 1937

Yes! I'd like an additional card with the following name, so they can enjoy the convenience of an ExxonMobil Card: 449 HARRISON AVE

Home Phone Number: NON NON NON
Work Phone: NON NON NON

By signing below, I certify that I have read the ExxonMobil Credit Card Information and agree to and meet the Terms and Conditions of Offer on the reverse side

Signature: J. J. Crapo
Today's Date: 19 May, 2007

Gross Yearly Income*: estimate 30,000

I currently have a Checking Account: X Yes No

Savings Accounts/CDs/Treasury Bills: X Yes No

**Email Address: WHAT IS E MAIL ????????

This offer is non-transferable. *You may include income other than what you earn at your job. Alimony, child support, or separate maintenance income need not be revealed if you do not wish to have it considered as a basis for repaying the obligation. **Email Address: Include full address with punctuation. Example: jdoe@cd.net. If you provide an email address, we may use it to contact you regarding your account. We may also use your email address to send you information about products and services you might find useful.

America Attention Security AND Exchange COMMISSION

P8174 689855340279 09 80001 6218010

1935

7 23

00490723

PRE-APPROVED APPLICATION FORM

Dear Exon Mobil to cooperate with you I enclosed call to your attention the objections of 11th May 2007 fifteen (15) to my shareholder proposal of Bank of ✓

This Offer Expires 6/15/2007

444689855340279

JOHN J CRAPO
PO BOX 400151
CAMBRIDGE MA 02140

If the preprinted address on this offer is a P.O. Box, you must write your street address above.

Please see reverse side of letter for important Credit Card Information which includes rates, fees and other cost information.

Please print in blue or black ink.

Social Security Number: 00934 8050
Date of Birth: 06 16 1937
Yes! I'd like an additional card with the following name, so they can enjoy the convenience of an ExxonMobil Card: 449 HARRISON AVE

Home Phone Number: NON NON NON
Work Phone: NON NON NON

By signing below, I certify that I have read the ExxonMobil Credit Card Information and agree to and meet the Terms and Conditions of Offer on the reverse side

Signature: J. J. Crapo
Today's Date: 19 May 2007

Gross Yearly Income*: Estimate 30,000

I currently have a Checking Account: X Yes No

Savings Accounts/CDs/Treasury Bills: X Yes No

**Email Address: WHAT IS E MAIL ????????

This offer is non-transferable. *You may include income other than what you earn at your job. Alimony, child support, or separate maintenance income need not be revealed if you do not wish to have it considered as a basis for repaying the obligation. **Email Address: Include full address with punctuation. Example: jdoe@cil.net. If you provide an email address, we may use it to contact you regarding your account. We may also use your email address to send you information about products and services you might find useful.

America Attention Security AND Exchange Commission ∧

■ P8174 689855340279 09 80001 6218010

Detach along perforation and retain upper portion for your records.
Please use the enclosed postage-paid envelope or mail to:
Processing Center, Post Office Box 6230, Sioux Falls, SD 57117-9794

COPY

8 23

20 35





William J. Mostyn III
Deputy General Counsel and
Corporate Secretary

May 11, 2007

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal and supporting statement dated April 7, 2007 (the "Proposal") from John Jennings Crapo (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Proposal is handwritten and, in some instances, illegible. For your convenience, a good faith transcription is attached as **Exhibit B** hereto. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth herein.

GENERAL

The 2008 Annual Meeting is scheduled to be held on or about April 24, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 1, 2008 and to commence mailing to its stockholders on or about such date.

Tel: 704.386.5083 · Fax: 704.386.1670
william.mostyn@bankofamerica.com

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors provide a report "concerning the thinking of the Directors concerning representative payees." The report should include the "standards for selection of these important people."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(4), Rule 14a-8(i)(5) and Rule 14a-8(i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other stockholders at large. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it is not economically or otherwise significantly related to the business of the Corporation. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because (assuming it was applicable, as discussed further below) it deals with a matter relating to the Corporation's ordinary business operations.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

Rule 14a-8(i)(3) also permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able

24 35 12 23

to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006) (*"Bank of America I"*); *Sara Lee Corporation* (March 31, 2004) (*"Sara Lee"*); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001).

The Proposal is false and misleading in violation of Rule 14a-9. Neither the Corporation nor its board of directors is involved in the selection of representative payees for its customers. The Proposal falsely assumes this to be the case. The Proposal requests a report from the board of directors regarding its representative payee selection process, criteria and retention policies. A "representative payee" is an individual or organization that receives benefits (such as Social Security and other benefit payments) for someone who cannot manage or direct the management of his/her money.[1] Representative payees are expected to use the funds for the current and foreseeable needs of the beneficiary and save any remaining funds for the beneficiary's future use. Generally, minor children and legally incompetent adults have representative payees appointed. Representative payees are typically relatives or friends, if available, but may also be appointed by court order or by a federal or state agency (such as the Social Security Administration or a parallel state agency that provides health and human services). In addition, representative payees are generally regulated by the federal and/or state agency from which they are receiving benefits on behalf of a beneficiary. Whether or not a beneficiary (or his/her representative payee) chooses to bank with the Corporation, neither the Corporation nor its board of directors is involved in the selection, retention or regulation of representative payees. Accordingly, the Proposal is false and misleading because it is factually inaccurate and based on a false assumption.

In addition, the Proposal is vague and indefinite. The Proposal seeks a report regarding the "thinking of Directors concerning representative payees." The Proposal also request the criteria for the selection and retention of representative payees. The Proposal does not provide any further clarification of what is intended by the "thinking" of directors. As noted above, since neither the Corporation nor its board of directors is responsible for the selection or retention of representative payees, the Proposal is inapplicable to the Corporation. As a result, neither the Corporation nor stockholders voting on the Proposal would be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted. In addition, the supporting statement is rambling and generally irrelevant to the subject matter of the Proposal. The supporting statement discusses the housing conditions of the Proponent and the staff that works at

[1] For general information regarding representative payees, see the Social Security Administration website at http://www.ssa.gov/payee/faqrep.htm or the North Carolina Department of Health and Human Services' website at http://info.dhhs.state.nc.us/olm/manuals/doa/gs/man/.

25 35
13 23

his resident home. Taken as a whole, the Proposal and supporting statement are anything but "clearly presented." The Proposal makes statements as if they were factually correct-- that the board of directors is responsible for the selection and retention of representative payees-- but are in fact incorrect.

Based on the foregoing, the Corporation believes that the Proposal and supporting statement are contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal under Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other shareholders at large.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. *See Sara Lee Corporation* (August 10, 2001); *KeyCorp* (February 22, 2001); *Chittenden Corporation* (January 2, 2001) and *The Dow Chemical Company* (March 5, 2003). The Proposal qualifies both as a personal grievance against the Corporation and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other Stockholders of the Corporation. The Proponent is upset with the Corporation because he believes that the Corporation is not adequately selecting representative payees, including presumably, his own.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Exchange Act Release 34-20091* (August 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievances and personal interests without producing any benefit for other shareholders at large. The cost and time involved in dealing with the Proposal is therefore a disservice to the interests of the issuer and its security holders at large." *Exchange Act Release 34-19135* (October 14, 1982).

The Proposal clearly relates to the Proponent's personal situation. The supporting statement indicates that the Proponent lives at a "homeless men's shelter at Boston, Massachusetts with a census of four hundred (400) men." Based on the supporting statement, it appears that the Proponent has a representative payee to assist him with his daily financial and other needs, possibly an employee of his resident facility. The Proponent complains that he "knows nothing as to qualifications of staff there who manage the place. Same goes for the Directors of said [facility] who are the ones direct the place." The balance of the supporting statement questions the ability and integrity of the persons that are acting as representative payee. The Proposal is clearly unique to the Proponent and is not relevant to shareholders at large.

The Proposal is (i) related to the redress of a personal claim or grievance and (ii) designed to result further a personal interest of the Proponent, which other Stockholders of the Corporation at large do not share. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003) ("*HPC*").

As discussed above, neither the Corporation nor its board of directors is involved in the selection, retention or regulation of representative payees. The Corporation has no assets related to, and generates no earnings or revenues from representative payee related matters. In addition, representative payee appointments are not otherwise significantly related to the Corporation's business and the Corporation has no control over and does not regulate the appointment and retention of representative payees.

The Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and the policy issue raised by the Proposal, the selection and retention of representative payees is not significant, and in fact is not in any way related, to the Corporation's business. Rather, the Proposal only addresses the personal concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(5).

4. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of the ordinary business operations of the company. As discussed above, the Proposal is inapplicable to the Corporation. However, the Proposal can generally be viewed as related to customer service. The Proposal deals with the appointment of persons to assist individuals that need help conducting their daily affairs. The Division has consistently found matters related to

27 35 15 23

customer service to be excludable under 14a-8(i)(7) because they constitute the day-to-day ordinary business of the Corporation. *See also BellSouth Corporation* (January 9, 2003); *Verizon Communications Inc.* (January 9, 2003); *Wal-Mart Stores, Inc.* (March 27, 2001); and *Deere & Company* (November 30, 2000).

The Proposal, if applicable, addresses the Corporation's customer relations and raises no significant policy issues. The Corporation believes that it is clear that the Proposal addresses ordinary business matters that are part of the day-to day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2008 Annual Meeting based on Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



William J. Mostyn III
Deputy General Counsel
and Corporate Secretary

cc: John Jennings Crapo

28 35

16 23

EXHIBIT A

J. J. CRAPO. Homeless Bnk of
Am. Stockholder. Terminated CSW
PO Box 400151
Cambridge MA 02140-0002

(17) (23)

page one (01) of five (05) pp

07 APRIL 2007

Via Certified Mail
return receipt requested

BANK OF AMERICA CORP
Attn Please
CORPORATION SECRETARY
101 S TRYON STREET
NC1-002-29-01
CHARLOTTE NC 28255

RE Submission shareholder proposal to BANK OF AMERICA shareholder meeting of assembled shareholders and proxies convened as a stockholder meeting - FOR the succeeding said meeting FOLLOWING the closure of the 2007th Calendar Year annual meeting of shareholders of Bank of America but in the event there IS NO Special meeting of shareholders and proxies meeting as an assembled meeting of shareholders proponent MR Crapo present the shareholder proposal at the Annual Meeting of Shareholders of the calendar Year 2008.

Proponent has been a shareholder long time of this corporation & some of its predecessors. Has introduced & presented shareholder proposals at many national publicly held corporations. of this corporation he has enough shares of sufficient market value to comply with Security & Exchange Commission ("Commission") Laws, rules and regulations in the introduction of shareholder proposals. He plans to continue to own his shares in this

more

(29) (35)

J.J. Crapo. to BankofAmerica Corporation
07 April 2007 page two (02) OF 5 pages
corporation ("Corp") until thirteen (13) minutes after the close of the shareholders meeting in question.

(18) (23)

Dear Mister/MADAM Secretary

IT IS Requested That the BANK of AMERICA CORP BOARD OF DIRECTORS ("Directors") provide us WITH A report in the Proxy Statement at the Stockholder meeting Which shall take place next Following This shareholder meeting concerning The thinking of the Directors concerning reprepresentative payees. We wish the report be complete. We WANT to know the standards for selection of these important people. there their retention in these roles

Supporting statement

shareholder proponent does not wish this to interfere in ordinary business of the corporation but the proponent who has introduced. presented and submitted shareholder proposals to National Corporations and divers others companies, and has been sincere at these undertakings and done so at his own expense

More (30) (35)

believes there are compelling reasons
That we understand further the
thinking of our directors and of them
individually as directors. Directors
set the policy.

Proponent [illegible] is a terminated
LCSW (Licensed Certified Social Worker)
and lives at a homeless men's shelter
at Boston Massachusetts. with a census
four hundred (400) men - Where he
has very little information as to how
these selections are made - of representative
payees. A population of substance
abusers. alcoholics, chronic smokers,
homeless, disabled. unemployed and
other such persons is the composition
of the Pine INN STREET INN, at
444 HARRISON Avenue. He knows
Nothing as to qualifications of staff
there who manage the place. Same
goes for the Directors of said INN
who are the ones direct the place.

There are those who are recipients
of funds on behalf of people, and
persons funds are received by the
payees. Doesn't know if how that
is done is subject to scrutiny AND
more

by whom and what causes there shall be for failure to do good & honorable service to these people. AND wonders what the reasons are for they being in that situation. He wonders if a person had served houses if they would need a representative payee AND could said payee do an effective job as fiduciary if not having good housing - and wonders what such good housing should be. Then is it correct to nominate someone as trustee, conservator, guardian or other fiduciary simply for the reason of his having housing unfit for human habitation or simply for minimum maintenance of life when that isn't within the province of recipient or beneficiary but rather the failure of the caretakers.

end of supporting statement

Proponent includes the complete ballots for the 2007 tax year

J.J. CRAPO. Homeless Bank of America Stockholder
PO Box 400151
CAMBRIDGE MA 02140-0002

21 23

VIA certified mail
return receipt requested

07 April 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC

RE Shareholder proposal for Bank of America

Dear Mister chief counsel

Enclosed is copy my shareholder proposal and attachments.

Sincerely &
briefly

Jim Jennings Crapo

C.C. to
Bank of America Corporation
attn: [illegible]
corporation secretary

33 35

J. J. CRAPO to Bnk of America (22)(23)
07 April 2007 page five (05) of 5 pp.

And sends a copy of this proposal letter & ballots to the Commission via certified mail return receipt requested

Sincerely & Surety

John Jennings Crapo.
Shareholder of record ownership

Exhibits five (05) Proxy Ballots printed one side reverse blank for 25 Apr 2007 ann mtng stockholders

JJC/jjc

(34)(35)

23/23

EXHIBIT B

Good Faith Translation of Crapo Proposal

COPY

IT IS REQUESTED that the Bank of American Corp. Board of Directors ("Directors") provide us with a report in the proxy statement at the Stockholder Meeting which shall take place next following this shareholder meeting concerning the thinking of the Directors concerning representative payees. We wish the report be complete. We want to know the standards for selection of these important people. there their retention in these roles.

Supporting Statement

Shareholder proponent doesn't wish this to interfere in ordinary business of the corporation but the proponent who was introduced presented and submitted shareholder proposals to national corporations and diverse other companies and has been sincere at these undertakings and done so at his own expense believes there are compelling reasons that we understand further the thinking of our directors and of them individually as directors. Directors set the policy.

Proponent himself is a terminated LCSW (Licensed Certified Social Worker) and live at a homeless men's shelter at Boston, Massachusetts with a census of four hundred (400) men. Where he has very little information as to how these selections are made of representative payees. A population of substance abusers, alcoholics, chronic smokers, [illegible], disabled, unemployed and other such persons is the composition of the Pine INN STREET INN at 444 Harrison Avenue. He knows nothing as to qualifications of staff there who manage the place. Same goes for the Directors of said INN who are the ones direct the place.

There are those who are recipients of funds on behalf of people, and persons funds are received by the payees. Doesn't know if how that is done is subject to scrutiny and by whom and what causes there shall be for failure to do good and honorable service to these people. And wonders what the reasons are for they being in that situation. He wonders if a person had [sound housing] if they would need a representative payee and could said payee do an effective job as fiduciary if not having good housing and wonders what such good housing should be then is it correct to nominate someone as trustee, conservator guardian or other fiduciary simply for the reason of his having housing unfit for human habitation or simply for minimum maintenance of life when that isn't written. The province of recipient's beneficiary but rather the failure of the care-takers.

35/35

J. J. CRAPO. Pro Se
Homeless J P Morgan Chase & Co
INC Stockholder
PO Box 400151
CAmbridge MA 02140-0002

18 May 2007

VIA CMRRR

Securities & Exchange Commission
Division of Corporation Finance
attn please Division Director
Washington DC 20549-0213

Pages one(01) only
one(01) page

Re: My Shareholder proposal submission to the Hon JP Morgan Chase & Company INC

Dear Gentlemen & Ladies

Enclosed I call it to your attention it's exhibits & courtesy of letters of transmittal to other important persons. Briefly & sincerely & hastily.

J. J. Crapo

Enclosures

JJC/jjc

J.J. CRAPO. Pro Se
Homeless Senior Citizen
Terminated CCSW
PO Box 400151
CAMBRIDGE MA 02140-0002
page one (01) of two (02) pages printed one (01) side reverse Blank May 18th 2007
Via Certified Mail
return receipt requested
State of Massachusetts
Human services DIVISION
John W McCORMACK, High Rise
one (01) ashburton Place
ANSWER Review Sheet
Boston MA

Re: Your letter Dated
2007 / 05 / 03
my SS# 004-34-8050
xam ID# 404202
7999 Correction officer one (01)
Department of Correction

Test was at Washington IRVING School
at Cummins ??. Boston MA
I wish the information
promised in your letter.
I call to your attention
the exhibits enclosed which I ask
you to include in my files having
more

p. two (02) of two (02) pages printed on (01) side reverse Blank

J. J. Craho to Human Services Division

18 May 2007

taken the examination their letter & exhibits courtesy copies of it to various important people.

I look forward your reply soon - as soon as possible.

Sincerely, briefly & hastily.

J. J. Gafoo.

Enclosures

JJC/JJs

J.J. CRAPO. Pro Se
Homeless Senior Citizen
Terminated LCSW
PO Box 400151
CAMBRIDGE MA 02140-0002

paper one (01) of two (02) pp printed on (01) side

May 18th 2007

Via Certified mail
return receipt requested ("CMRRR")

State of Massachusetts
Human Resources Division
re: Police Examination
John W. McCormack State Building
one (a) Ashburton Pl #301
Boston MA

Re: Police Exam Scheduled for today. May 19th 2007

Dear Human resources division

inspite my requests in timely manner I failed to receive the information to report to the exam

Enclosed I call to your attention copy my Shareholder proposal submission to an important National corporation of Global proportions and copy of it sent by certified mail return receipt requested, too

More

page two (02) of two (02) pp'
J.J. Crapo to state of Massachusetts
Human resources DIVISION
18 May 2007

To the Securities & Exchange Commission
Copy too my letter via cm nun to your division re: my having taken exam for corrections officer. Exam ID #404202.

Briefly Sincerely

J M D Crapo, ~~ProSe~~
PRO SE
Homeless Senior Citizen
+ 2

Enclosures

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

June 1, 2007

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge Ma 02140-0002

Dear Mr. Crapo:

This is to acknowledge receipt of your letter dated May 18, 2007, and received in my office on May 23, 2007, whereby you advise that you intend to submit a stockholder proposal for consideration at JPMorgan Chase & Co.'s Annual Meeting of Stockholders in 2008.

We have reviewed your letter and bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> Your proposal and accompanying supporting statement exceeds the 500 word limit. Please revise accordingly.

SEC Rule 14a-8(f) requires that you correct the above deficiencies within 14 calendar days from the date of receipt of this letter. If you do not correct the deficiencies we cite, your proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Very truly yours,



JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated August 20, 2007

The proposal relates to the board providing a report.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END